FUSHI INTERNATIONAL, INC.
558 Lime Rock Road,
Lakeville, Connecticut, 06039

August 2, 2006
BY EDGAR and FACSIMILE to 202-772-9210
Jonathan Gottlieb
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F St NE
Washington, DC 20549

Re:
Fushi International, Inc. Registration Statement on Form SB-2 filed on January 13, 2006, Amendment No. 1 filed on April 28, 2006 Amendment No. 2 filed on June 15, 2006 and Amendment No. 3 filed July 24, 2006( File No. 333-131052)

Dear Mr. Gottlieb:

On behalf of Fushi International, Inc. (the “Company”), I hereby request that the above-captioned registration statement be ordered effective at on Wednesday, August 2, 2006, or as soon as practicable thereafter.

In accordance with your request, the Company represents as follows:

•     the Company acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•     the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•     the Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Very truly yours,

FUSHI INTERNATIONAL, INC.

By:	/s/ Li Fu
Li Fu
Chairman and President